UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 2018

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY	:	00124

TAXPAYER I.D.	:	91.144.000-8

By virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Chile’s Law 18,045, and the provisions in General Rule No. 30 of Chile’s Superintendence of Securities and Insurance, and being duly empowered to this effect, I hereby report the following regarding Embotelladora Andina S.A. (“Andina” or the “Company”), its business, its securities or tender offer, as a material event:

Today, Embotelladora Andina S.A., Embonor S.A., Coca-Cola del Valle New Ventures S.A., and Coca-Cola de Chile S.A., as buyers, and Inversiones Siemel S.A. as seller, have entered into a stock purchase agreement (the “Agreement”) under which the parties agreed to the terms and conditions for transferring 100% ownership of the shares of Comercializadora Novaverde S.A. (“Novaverde”), a Chilean company dedicated to produce and commercialize juices, ice cream, and food in general, mainly under the brand Guallarauco. The transaction does not include the acquisition of the business line of avocado sales and General Mills representation.

The transaction is subject to certain conditions precedent, including but not limited to, the authorization of the transaction by the Chilean Antitrust Authorities.

The purchase price of the 100% of the shares of would be around the equivalent in Chilean Pesos of 1,785,374 Unidades de Fomento, less the value of Novaverde’s financial debt at the time the transaction materializes. The above-mentioned price may be modified based on certain adjustments set forth in the Agreement.

Once materialized, the property of Novaverde will be as follows: (i) Coca-Cola del Valle New Ventures S.A. will own 2,999,994 shares, (ii) Coca-Cola de Chile S.A. will own 3 shares, (iii) Embotelladora Andina S.A. will own 2 shares; and (iv) Embonor S.A. will own 1 share. Since Embotelladora Andina S.A. is a shareholder of Coca-Cola del Valle New Ventures S.A., its direct and indirect ownership in the equity capital of Novaverde, will be approximately 35%.

Santiago, January 5, 2018.

Jaime Cohen Arancibia

Chief Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, January 5, 2018